June 20, 2008

Via EDGAR and Facsimile

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Perry Hindin
Gabriel Eckstein

Re:	Broncus Technologies, Inc.
Registration Statement on Form S-1 (File No. 333-147525)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Broncus Technologies, Inc. (the “Registrant”) hereby applies for an order granting withdrawal of its Registration Statement on Form S-1, together with all exhibits thereto, Commission File No. 333-147525 (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on November 20, 2007.

At this time, due to current public market conditions, the Registrant has determined not to proceed with the public offering contemplated by the Registration Statement. The Registrant did not print or distribute any preliminary prospectuses, nor has the Registrant actively offered or sold any securities under the Registration Statement, and all activity in pursuit of the public offering has been discontinued. Accordingly, the Registrant requests an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

In accordance with Rule 477(c) under the Securities Act, the Registrant advises that it may undertake a subsequent private offering of securities in reliance upon Rule 155(c) under the Securities Act. The Registrant further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing application for withdrawal, please contact Barry J. Kramer of Fenwick & West LLP, outside counsel for the Registrant, at (650) 335-7278 or David K. Michaels of Fenwick & West LLP at (415) 875-2455.

Sincerely,

BRONCUS TECHNOLOGIES, INC.

/s/ CARY B. COLE
Cary B. Cole President and Chief Executive Officer